Grandview Gold Inc.

(An Exploration Stage Company)

Interim Financial Statements

(Unaudited)

For the Three Months Ended August 31, 2008

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim financial statements of Grandview Gold Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the May 31, 2008 audited financial statements. Only changes in accounting policies have been disclosed in these unaudited interim financial statements. Management acknowledges responsibility for the preparation and presentation of the period end unaudited interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the period end unaudited interim financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the period end unaudited interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Notice to Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Balance Sheets
(Expressed in Canadian Dollars)

	August 31,	May 31,
(Unaudited)	2008	2008

Assets
Current assets
Cash	$258,917	$84,856
Short term investments	476,606	1,011,410
GST and sundry receivable	13,550	40,664
Prepaid expenses	178,622	150,166

	927,695	1,287,096

Reclamation bond	13,942	13,090

Due from a related party (Note 11(iv))	90,000	90,000

Mining interests (Note 5)	10,613,651	10,282,950

	$11,645,288	$11,673,136

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$217,415	$118,526

Asset retirement obligation	13,942	13,090

	231,357	131,616

Shareholders' equity

Share capital (Note 6(b))	14,213,066	14,202,266
Warrants (Note 7)	3,742,570	3,742,570
Contributed surplus	4,789,944	4,789,944
Accumulated deficit	(11,331,649)	(11,193,260)

	11,413,931	11,541,520

	$11,645,288	$11,673,136

Nature of operations and going concern assumption (Note 1)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,	August 31,	stage (March
(Unaudited)	2008	2007	26, 2004)

Expenses
Stock based compensation	$-	$-	$4,030,125
Investor relations, business development
and reporting issuer maintenance
costs	16,824	152,658	1,715,919
Professional fees	30,729	72,496	1,086,701
Management services	74,214	76,250	1,162,203
Office and administration	17,185	74,407	664,744
Flow-through interest expense	-	-	186,054
Write-down of marketable securities	-	-	25,000
Bad debt	-	-	1,235

	138,952	375,811	8,871,981

Loss before the under noted	(138,952)	(375,811)	(8,871,981)
Interest income	563	16,026	82,132
Write-off of mineral properties	-	-	(528,376)
Forgiveness of debt	-	-	35,667
Site restoration costs	-	(30,000)	-
Failed merger costs	-	-	(170,000)

Loss before income taxes	(138,389)	(389,785)	(9,452,558)
Future income tax (recovery)	-	-	(1,555,157)

Net loss and comprehensive loss
for the period	$(138,389)	$(389,785)	$(7,897,401)

Basic loss per share (Note 9)	$(0.00)	$(0.01)

Diluted loss per share (Note 9)	$(0.00)	$(0.01)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

			Contributed	Accumulated
	Share capital	Warrants	surplus	deficit	Total

At May 31, 2007	$11,019,703	$2,611,614	$3,356,344	$(8,187,426)	$8,800,235

Private placement	4,950,150	-	-	-	4,950,150
Warrant valuation	(940,212)	1,167,629	-	-	227,417
Mineral property acquisition	45,800	-	-	-	45,800
Exercise of warrants	66,544	-	-	-	66,544
Fair value of warrants exercised	36,673	(36,673)	-	-	-
Stock based compensation	-	-	1,433,600	-	1,433,600
Cost of issue - cash laid out	(488,720)	-	-	-	(488,720)
Cost of issue - broker warrants valuation	(227,417)	-	-	-	(227,417)
Flow-through cost of issue	(260,255)	-	-	-	(260,255)
Net loss for the year	-	-	-	(3,005,834)	(3,005,834)

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520

Mineral property acquisition	10,800	-	-	-	10,800
Net loss for the period	-	-	-	(138,389)	(138,389)

At August 31, 2008	$14,213,066	$3,742,570	$4,789,944	$(11,331,649)	$11,413,931

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,	August 31,	stage (March
(Unaudited)	2008	2007	26, 2004)

Cash flows from operating activities
Net loss for the period	$(138,389)	$(389,785)	$(7,897,401)
Items not involving cash:
Write-down of marketable securities	-	-	25,000
Forgiveness of debt	-	-	(35,667)
Write-off of bad debts	-	-	1,235
Stock based compensation	-	-	4,030,125
Future income tax recovery	-	-	(1,555,157)
Accrued interest income	-	-	(36,410)
Write-off of mineral properties	-	-	528,376
Changes in non-cash working capital items:
GST and sundry receivable	27,114	119,760	(13,060)
Prepaid expenses	(28,457)	(84,923)	(178,623)
Accounts payable and accrued liabilities	98,889	95,201	223,585

Cash flows used in operating
activities	(40,843)	(259,747)	(4,907,997)

Cash flows from financing activities
Loans from related parties	-	-	(28,594)
Share/warrant issuance	-	3,485,600	17,635,544
Cost of issuance	-	(378,345)	(1,728,476)
Proceeds from loan	-	-	175,000
Repayment of loan	-	-	(75,000)

Cash flows provided by financing
activities	-	3,107,255	15,978,474

Cash flows from investing activities
Purchase of reclamation bond	-	(13,896)	(13,090)
Redemption (purchase) of short term investments	534,805	(2,538,979)	(440,195)
Exploration advances	-	312,491	-
Expenditures on mining interests	(319,901)	(1,479,633)	(10,268,275)
Due from a related party	-	-	(90,000)

Cash flows provided by (used in)
investing activities	$214,904	$(3,720,017)	$(10,811,560)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,	August 31,	stage (March
(Unaudited)	2008	2007	26, 2004)

Change in cash during the period	$174,061	$(872,509)	$258,917

Cash, beginning of period	84,856	1,299,277	-

Cash, end of period	$258,917	$426,768	$258,917

Supplement schedule of non-cash transactions
Share issuance included in mining
interest	$-	$35,000	$553,075
Warrant issuance included in mining
interest	$-	$-	$184,750
Stock-option compensation included
in mining interest	$-	$-	$111,475
Interest paid	$-	$-	$45,159

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Mineral Properties
(Expressed in Canadian Dollars)

			Cumulative
	Three Months Ended		from date of
	August 31,	August 31,	inception
(Unaudited)	2008	2007	of projects

Pony Creek Carlin Trend Project,
Nevada, USA
Balance, beginning of period	$5,679,340	$4,386,457	$-

Drilling, assays and related field
work	70,362	313,663	4,664,417
Project administration and general	12,241	4,355	70,272
Property acquisition and holding
costs	84,695	286,929	1,111,949

Total expenditures during the period	167,298	604,947	5,846,638

Balance, end of period	$5,846,638	$4,991,404	$5,846,638

Red Lake Gold Camp, Ontario, Canada
Balance, beginning of period	$3,275,971	$1,531,160	$-

Drilling, assays and related field work	87,820	641,565	2,851,561
Property acquisition and holding
costs	11,240	75,000	523,470

Total expenditures during the period	99,060	716,565	3,375,031

Balance, end of period	$3,375,031	$2,247,725	$3,375,031

Rice Lake Gold Camp, Manitoba, Canada
Balance, beginning of period	$1,327,639	$668,597	$-

Drilling, assays and related field work	99,417	15,150	1,044,743
Project administration and general	226	-	226
Property acquisition and holding
costs	-	-	382,313
Government refund	(35,300)	-	(35,300)

Total expenditures during the period	64,343	15,150	1,391,982

Balance, end of period	$1,391,982	$683,747	$1,391,982

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Mineral Properties
(Expressed in Canadian Dollars)

			Cumulative
	Three Months Ended		from date of
	August 31,	August 31,	inception
(Unaudited)	2008	2007	of projects

Rocky Ridge Gold Property, Manitoba, Canada
Balance, beginning of period	$-	$548,404	$-

Drilling, assays and related field work	-	177,095	415,904
Project administration and general	-	876	-
Property acquisition and holding costs	-	-	112,472
Write-off	-	-	(528,376)

Total expenditures during the period	-	177,971	-

Balance, end of period	-	726,375	-

Total	$10,613,651	$8,649,251	$10,613,651

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of operations and going concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook effective March 26, 2004 onwards.

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), as applicable to a going concern which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of a mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited interim financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management expects that the Company, based upon the underlying value of its exploration projects, will be able to secure the necessary financing to meet the Company’s requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful.

2.	Basis of presentation and accounting policies

The unaudited interim financial statements have been prepared by the Company in accordance with GAAP. The preparation of the unaudited interim financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual financial statements except as noted below. The accompanying unaudited interim financial statements should be read in conjunction with the notes to the Company’s audited financial statements for the year ended May 31, 2008, since they do not contain all disclosures required by GAAP for annual financial statements. These unaudited interim financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective unaudited interim periods presented.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

2.	Basis of presentation and accounting policies (continued)

Capital Disclosures and Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments –Presentation (Handbook Section 3863). These new standards became effective for the Company on June 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these interim financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these interim financial statements.

Section 1400, General Standard of Financial Statement Presentation
This section specifies requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company disclosure reflects such assessment.

Future accounting changes

International Financial Reporting Standards [“IFRS”]
In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its financial statements.

Goodwill and Intangible Assets
In November 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

3.	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended August 31, 2008. The Company is not subject to externally imposed capital requirements.

4.	Risk factors

The Company’s significant mineral properties are outlined below:

Pony Creek Carlin Trend Project, Nevada, USA Red Lake Gold Camp, Ontario, Canada Rice Lake Gold Camp, Manitoba, Canada

(collectively called the "Properties")

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments, GST and sundry receivable and due from a related party. Cash and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of August 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk factors (continued)

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2008, the Company had a cash and short term investments balance of $735,523 (May 31, 2008 - $1,096,266) to settle current liabilities of $217,415 (May 31, 2008 - $118,526). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in interest rates, foreign exchange rates and commodity prices.

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b) Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(c) Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has, for accounting purposes, designated its cash and short term investments as held for trading, which is measured at fair value. GST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair market value.

As of August 31, 2008, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk factors (continued)

Sensitivity analysis (continued)

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i)

Short-term investments are subject to floating interest rates. As at August 31, 2008, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the three months ended August 31, 2008 would have been approximately $600 higher/lower, as a result of lower/higher interest income from short-term investments. As at August 31, 2008, reported shareholders' equity would have been approximately $600 lower/higher as a result of lower/higher interest income from short-term investments.

(ii) The Company does not hold balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of August 31, 2008, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Mining interests

On a quarterly basis, management of the Company reviews exploration expenditures to ensure mining interests include only costs and projects that are eligible for capitalization.

For a description of mining interests, refer to Note 6 of the audited financial statements as at May 31, 2008. There were no significant changes to mining interests that occurred from June 1, 2008 to August 31, 2008.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non- participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share capital (continued)

(b) Issued (continued)

	Number
	of
	shares	Amount

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Flow-through cost of issue	-	(563,472)

Balance, May 31, 2007	24,841,890	$11,019,703
Private placement	11,169,000	4,950,150
Warrant valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Flow-through cost of issue	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition (1)	30,000	10,800

Balance, August 31, 2008	36,318,765	$14,213,066

(1) On July 11, 2008, the Company issued 30,000 common shares to EMCO SA ("EMCO") related to an option to acquire a 60 percent interest in 10 unpatented and 2 patented claims for the Sanshaw-Bonanza gold property.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

7.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63
Issued	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	$1.18
Issued	5,853,480	0.62
Issued	73,937	0.65
Exercised	(147,875)	0.45

Balance, May 31, 2008 and August 31, 2008	12,361,125	$0.92

The following are the warrants outstanding at August 31, 2008:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price	Date

250,000	$ 78,000	$ 1.00	November 29, 2008
1,199,999	284,400	1.40	December 22, 2008
240,000	85,200	0.65	December 22, 2008
350,000	74,550	0.70	February 28, 2009
1,698,937	366,316	0.65	March 16, 2009
177,125	43,927	0.45	March 16, 2009
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010

12,361,125	$ 3,742,570

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

8.	Stock options

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00

Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19

Balance, May 31, 2007	2,850,000	$1.26
Granted	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38

Balance, May 31, 2008 and August 31, 2008	4,575,000	$0.89

The following are the stock options outstanding and exercisable at August 31, 2008:

	Options outstanding			Options exercisable

		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Expiry Date	of Options	life	exercise price	of options	exercise price

October 1, 2009	600,000	1.09 years	$ 1.10	600,000	$ 1.10
December 20, 2009	75,000	1.31	1.00	75,000	1.00
April 15, 2010	700,000	1.63	0.50	700,000	0.50
January 6, 2011	150,000	2.35	1.80	150,000	1.80
April 3, 2011	550,000	2.59	1.00	550,000	1.00
October 31, 2011	500,000	3.17	1.00	500,000	1.00
September 27, 2012	2,000,000	4.08	0.45	2,000,000	0.45

	4,575,000	2.93 years	$ 0.89	4,575,000	$ 0.89

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

9.	Basic and diluted loss per share

	Three Months Ended
	August 31,	August 31,
	2008	2007

Numerator for basic loss per share	$(138,389)	$(389,785)

Numerator for diluted loss per share	$(138,389)	$(389,785)

Denominator:
Weighted average number of common
shares - basic	36,305,532	30,207,194

Weighted average number of common
shares - diluted	36,305,532	30,207,194

Basic and diluted loss per share	$(0.00)	$(0.01)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options was not calculated as the effect would be anti-dilutive.

10.	Segmented information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (May 31, 2008 - same). As the operations comprise a single reporting segment, amounts in the unaudited interim financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the three months ended August 31, 2008 and year ended May 31, 2008 as follows:

	August 31,	May 31,
Assets	2008	2008

Canada	$5,798,650	$5,993,796
United States of America	5,846,638	5,679,340

Total	$11,645,288	$11,673,136

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

11.	Related party transactions not disclosed elsewhere

	i)	For the three months ended August 31, 2008, $15,000 (three months ended August 31, 2007 - $19,500) was paid to the former interim CEO and current chairman of the Company for consulting services.

ii)

For the three months ended August 31, 2008, $43,500 (three months ended August 31, 2007 - $22,500) was paid to the president and CEO of the Company for consulting services. Included in this amount was $15,000 (three months ended August 31, 2007 - $15,000) capitalized to mining interests. Also, $6,000 in car and office allowances (three months ended August 31, 2007 - $6,000) was included in this amount.

	iii)	For the three months ended August 31, 2008, $17,638 (three months ended August 31, 2007 - $27,000) in consulting fees were also paid or accrued to the Chief Financial Officer of the Company.

	iv)	The Company provided a loan of $90,000 to the president and CEO of the Company. The loan is unsecured, bears no interest and is due on October 31, 2009.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

12.	Differences between Canadian GAAP and US GAAP

The Company's unaudited interim financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(g) in the fiscal 2008 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the three months ended ended August 31, 2008, 2007 and 2006, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the three months ended August 31, 2008, 2007 and 2006. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(c) of the audited annual financial statements for May 31, 2008, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for- sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow- through share investors (see Note 11 of the audited annual financial statements for May 31, 2008). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Had the Company's balance sheets as at August 31, 2008 and May 31, 2008 been prepared using US GAAP, such balance sheets would be presented as follows:

	August 31, 2008	May 31, 2008

Assets
Current assets
Cash	$258,917	$84,856
Short term investments	476,606	1,011,410
GST and sundry receivable	13,550	40,664
Prepaid expenses	178,622	150,166

	927,695	1,287,096

Reclamation bond	13,942	13,090
Due from a related party	103,575	102,296
Mineral property rights	2,017,732	1,921,797

	$3,062,944	$3,324,279

Liabilities
Current liabilities
Accounts payable	$217,415	$73,526
Accrued liabilities	-	45,000

	217,415	118,526
Assets retirement obligation	13,942	13,090

	231,357	131,616

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	15,768,223	15,757,423
Additional paid in capital	648,344	648,344
Warrants	3,742,570	3,742,570
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock-option compensation	4,141,600	4,141,600
Deficit accumulated before change to an exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(18,019,668)	(17,647,792)

	2,831,587	3,192,663

	$3,062,944	$3,324,279

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2008	2007	2006	("March 26, 2004")

Expenses
General exploration	$234,766	$1,152,704	$842,164	$8,991,795
Management services	74,214	76,250	72,769	1,162,203
Investor relations, business
development and reporting
issuer maintenance costs	16,824	152,658	68,994	1,715,919
Bad debt	-	-	-	1,235
Professional fees	30,729	72,496	183,346	1,086,701
Office and administration	17,185	74,407	32,323	664,744
Flow-through interest expense	-	-	-	186,054
Gain on forgiveness of debt	-	-	-	(35,667)
Stock based compensation	-	-	571,563	4,030,125
Failed merger costs	-	-	-	170,000
Site restoration costs	-	30,000	-	-
Write-down of marketable securities	-	-	-	9,766

Loss before the under noted	(373,718)	(1,558,515)	(1,771,159)	(17,982,875)
Interest income	1,842	16,026	14,795	95,707
Write-off mineral property rights	-	-	-	(132,500)

Net loss for the period and
from date of inception	(371,876)	(1,542,489)	(1,756,364)	(18,019,668)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(15,234)

Comprehensive loss for the period	$(371,876)	$(1,542,489)	$(1,756,364)	$(18,034,902)

Loss per common share
Basic	$(0.01)	$(0.05)	$(0.09)
Diluted	$(0.01)	$(0.05)	$(0.09)

Comprehensive loss per
common share
Basic	$(0.01)	$(0.05)	$(0.09)
Diluted	$(0.01)	$(0.05)	$(0.09)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP

Common shares before change to a exploration stage company and
as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	$12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued) Statements of Changes in Shareholders' Equity (continued)

		Amount
		Under
Common Shares (continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800

Balance, August 31, 2008	36,318,765	$15,768,223

Other changes in shareholders' equity are presented as follows:

Additional paid in capital

Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388

Balance, May 31, 2006	$198,388
Expired warrants	449,956

Balance, May 31, 2007, May 31, 2008 and August 31, 2008	$648,344

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008 and August 31, 2008	$3,742,570

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, May 31, 2005, May 31, 2006, May 31, 2007,
May 31, 2008 and August 31, 2008	$(315,539)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Deferred stock-option compensation

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	$775,613
Vesting of stock options	573,700

Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687

Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600

Balance, May 31, 2008 and August 31, 2008	$4,141,600

Deficit accumulated during the exploration stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	$(5,427,407)
Net loss	(6,062,489)

Balance May 31, 2007	$(11,489,896)
Net loss	(6,157,896)

Balance May 31, 2008	$(17,647,792)
Net loss	(371,876)

Balance, August 31, 2008	$(18,019,668)

The Company's statements of cash flows under US GAAP are as follows:

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Statements of Cash Flows				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2008	2007	2006	("March 26, 2004")

Cash flows from operating
activities
Net loss for the period	$(371,876)	$(1,542,489)	$(1,756,364)	$(18,019,668)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-down of marketable
securities	-	-	-	9,766
Write-off of bad debts	-	-	-	1,235
Stock-option compensation	-	-	571,563	4,030,125
Accrued Interest income	(1,279)	-	-	(49,985)
Write-off of mineral property rights	-	-	-	132,500
Change in non-cash operating
working activities:
GST and sundry receivable	27,114	119,760	(19,816)	(18,730)
Prepaid expenses	(28,456)	(84,923)	(173,300)	(172,952)
Due from a related party	-	-	-	(90,000)
Accounts payable	143,889	95,201	(97,593)	288,434
Accrued liabilities	(45,000)	-	-	(64,288)

Cash flows used in operating
activities	(275,608)	(1,412,451)	(1,475,510)	(13,989,230)

Cash flows from financing activities
Repayment of loans from
related parties	-	-	-	(28,594)
Share/warrant issuance	-	3,485,600	-	17,635,544
Cost of issue	-	(378,345)	-	(1,728,476)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing
activities	-	3,107,255	-	15,978,474

Cash flows from investing activities
Purchase of reclamation bond	-	(13,896)	-	(13,090)
Redemption (purchase) of short
term investments	534,804	(2,538,979)	-	(440,196)
Exploration advances	-	312,491	181,977	-
Purchase of mineral property
rights	(85,135)	(326,929)	(166,162)	(1,277,042)

Cash flows provided by (used in)
investing activities	449,669	(2,567,313)	15,815	(1,730,328)

Change in cash during the period	174,061	(872,509)	(1,459,695)	258,916
Cash, beginning of period	84,856	1,299,277	3,802,800	1

Cash, end of period	$258,917	$426,768	$2,343,105	$258,917

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued) Statements of Cash Flows (continued)

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2008	2007	2006	("March 26, 2004")

Supplement schedule of non-cash
transaction
Share issuance included in mining
interest	$10,800	$35,000	$-	$563,875
Warrant issuance included in
mining interest	$-	$-	$-	$184,750
Stock-option compensation
included in mining interest	$-	$-	$-	$111,475
Interest paid	$-	$-	$-	$45,159